Exhibit 99.2

Paris, October 26, 2006

Principal Accountant Fees and Services

Fees paid by ILOG to its U.S. independent registered public accounting firm and the members of its network in fiscal year 2006 and fiscal year 2005 were as follows:

(in thousands of euros)	Ernst & Young Audit		Audit & Diagnostic(d)
	fiscal year 2006	fiscal year 2005	fiscal year 2006	fiscal year 2005
• Audit fees(a)	€740	€477	€55	€35
• Audit-related fees(b)	107	36	—	—
• Tax fees(c)	4	17	—	—
• All other services	23	—	—	—
	€874	€530	€55	€35
______________
(a)

Audit fees paid to Ernst & Young Audit include the audit of our Consolidated Financial Statements in accordance with U.S. GAAP, the statutory audit of us and the audit of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.

(b)	Audit–related fees include assessment of design and implementation of internal accounting controls and due diligence pertaining to business combinations.
(c)	Tax fees include a detailed review of the Company’s transfer pricing policy and its compliance with tax rules, as well as tax compliance in Singapore and in the UK.
(d)	Audit & Diagnostic are co-statutory auditors required by French law.

All fees paid to Ernst & Young Audit in the fiscal years 2006 and 2005 were pre-approved by the Audit Committee. The Company’s Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such services, including through delegation of authority to a member of the committee. Any service that is approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide.